EXHIBIT 99.1

Trilogy International Partners Inc. Announces New Zealand CEO Transition

BELLEVUE, Wash., May 19, 2019 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (the “Company” or “Trilogy”) (TSX: TRL) today announced that Mark Aue, who was designated in January to succeed Stewart Sherriff as the Chief Executive Officer of Trilogy’s New Zealand subsidiary, 2degrees, will formally begin his role as the company’s new CEO effective July 1, 2019. Mr. Sherriff will commence his previously announced retirement at that time and will join the Board of Directors of 2degrees.

Mr. Aue has served as 2degrees’ Chief Financial Officer since July 2018. In accordance with its leadership transition plan, 2degrees has appointed a new CFO, Drew Davies, to take his place. Mr. Davies has worked in the telecommunication industry for 26 years and has held a number of senior finance and accounting roles over that period, including CFO of Trilogy International Partners LLC from 2013 to 2016.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX: TRL) is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Its founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

The Company currently provides wireless and fixed communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, the expected closing date of the debt facility and further investments in the 2degrees business. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements.

Please see “Risks Factors” in our Annual Information Form available under the Company’s profile at www.sedar.com, which is also included with the Company’s Annual Report on Form 40-F under the Company’s profile at www.sec.gov, for information on the risks and uncertainties associated with our business. Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this release represent our expectations as of the date of this release.  We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
(425) 458-5900
ann.saxton@trilogy-international.com
www.trilogy-international.com